UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943

For the transition period from ____________ to ____________

Commission File Number:   0-27078

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.

135 Duryea Road

Melville, New York 11747

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

Page
Number

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016	5
Notes to Financial Statements	6

Supplemental schedule as of and for the year ended December 31, 2017:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	11

Signature	14

Exhibits:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Henry Schein Inc. 401(k) Savings Plan

Melville, NY

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 1984.

New York, New York

June 26, 2018

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2017	2016

Assets
Investments, at fair value (Note 4 ):
Money market accounts	$39,915,186	$44,471,809
Mutual funds	921,981,740	755,896,782
Common stock	83,677,177	98,586,316
Total investments	1,045,574,103	898,954,907
Receivables:
Notes receivable from participants	20,274,858	19,513,722
Employer’s contribution (Note 1(b))	26,389,873	24,004,284
Other	51,828	46,005
Total receivables	46,716,559	43,564,011
Total Assets	1,092,290,662	942,518,918
Liabilities
Benefits claims payable	30,814	59,499
Net assets available for benefits	$1,092,259,848	$942,459,419

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended
	December 31,	December 31,
	2017	2016

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds	$34,792,386	$25,483,975
Net appreciation (depreciation) in fair value of investments:
Mutual funds	110,666,687	32,155,895
Common stock	(6,336,421)	(4,020,440)
Total investment income	139,122,652	53,619,430
Participants’ contributions	51,721,079	50,596,125
Employer’s contribution (Note 1(b))	26,389,873	24,004,284
Interest income - notes receivable from participants	1,072,967	1,010,163
Total additions	218,306,571	129,230,002
Deductions:
Benefits paid to participants	67,770,637	57,035,408
Administrative expenses	735,505	624,402
Total deductions	68,506,142	57,659,810
Net increase in plan assets	149,800,429	71,570,192
Net assets available for benefits, beginning of year	942,459,419	870,889,227
Net assets available for benefits, end of year	$1,092,259,848	$942,459,419

See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective January 1, 1970.  The Plan was amended effective December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The third-party administrator is Fidelity Investments Institutional Operations Company, Inc., (the “Administrator”).  The Plan trustee is Fidelity Management Trust Company (the “Trustee”). Eligible employees are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one year period of service.  Temporary employees are eligible to make salary reduction contributions to the Plan and to be credited with Profit Sharing Contributions and the Employer Match on the first July 1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.  Effective December 1, 2015, if an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the participant is immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with Profit Sharing Contributions and the Employer Match upon the earlier of a completion of a one year period of service or when he or she would have been eligible to be credited with Profit Sharing Contributions and the Employer Match if he or she would have remained a temporary employee.

(b) Contributions

The Plan provides for a discretionary Employer contribution (the “Profit Sharing Contribution”) of a percentage of a participant’s base compensation, as defined under the Plan.  There were no discretionary Profit Sharing Contributions for the years ended December 31, 2017 and 2016.

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $18,000 for years 2017 and 2016, in accordance with the deferral limitations for such years under the Internal Revenue Code (“IRC”).  The Plan also provides for matching contributions (the “Employer Match”) of 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral percentage, multiplied by the participant’s base compensation, as defined under the Plan.  For the 2017 and 2016 Plan years, the Employer Match was allocated 100% to the participant’s investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund.

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law.  The extra amount a participant may contribute may not exceed $6,000 in years 2017 and 2016.

The Plan provides for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation, of eligible employees initially hired by the Company or its participating affiliates on or after March 1, 2014, unless the employee elects not to make 401(k) plan contributions or elects to make elective 401(k) plan contributions at a different percentage.

On December 19, 2016, the Plan was retroactively amended  effective as of January 1, 2016, to (i) clarify the crediting of periods of service with respect to employment with nonparticipating affiliates of the Company, (ii) clarify the definitions of “Base Compensation” and “Compensation” under the plan and (iii) to provide for the recognition of continuous service performed for Custom Automated Prosthetics, LLC (“CAP”) or Custom Milling Center, Inc.(“CMC”) immediately prior to the consummation of the Company’s acquisition of CAP or CMC, as applicable, for purposes of eligibility and vesting under the Plan for those individuals who were actively employed by CAP or CMC, as applicable, on the applicable closing date who remained employed by CAP or CMC, as applicable, until becoming employees of the Company effective as of July 1, 2016.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

(c) Participants’ Accounts

Each participant’s account is credited with the participant’s salary reduction contributions and the Employer contributions and an allocation of net Plan earnings.  Expenses directly related to participant transactions are deducted from the respective participant’s account.  Participants may direct the investment of their account balances into various investment options by the Plan.  As of December 31, 2017, the Plan offered twenty mutual funds and a money market account as investment options for participants.  Participants also have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.  Vesting in the Profit Sharing Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as follows:

Vested
Vesting	percentage
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 or more years	100%

(e) Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, participant-directed brokerage accounts, and a Company stock fund, subject to certain limitations, as investment options for participants.

(f) Notes Receivable from Participants

Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.  The minimum amount that may be borrowed is $1,000 and only two loans may be made in any calendar year, and no more than two loans may be outstanding at any time.  The loans are secured by the balance in the participants’ accounts and bear interest at prevailing rates.  The loans must be for a term of five years or less (ten years if the loan is for the purpose of purchasing a principal residence).  Principal and interest are paid ratably through payroll deductions.

If an employee is terminated and has an outstanding loan balance at the time of termination, the employee will be permitted to repay any outstanding loans directly to the Trustee.  The employee may also roll-over any outstanding loans, as part of a rollover of the terminated employee’s entire vested account balance to certain other retirement plans in which the terminated employee participates.  Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period. No allowance for credit losses has been provided as of December 31, 2017 and 2016. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

(g) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested, nonforfeitable portion of the participant’s account is distributed as outlined in the Plan.  Participants may also receive in-service or hardship distributions based on criteria as described in the Plan document.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

(h) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.  For the years ended December 31, 2017 and 2016, the Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.  Amounts reflected in the statements of changes in net assets available for benefits reflect various participant directed expenses which have been deducted from the respective participant accounts.

On January 1, 2011, the Plan entered into an agreement with Fidelity Management Trust Company for record keeping and administrative services with a fixed basis point pricing.  The pricing is calculated on a quarterly basis on total Plan assets based upon average quarterly assets and is subject to offset for revenue received from Fidelity and Non-Fidelity investments as outlined in the agreement.

(i) Forfeitures

Forfeiture allocations may be used to offset administrative expenses of the Plan and to reduce the Employer Match.  Forfeited invested accounts totaled $358,598 and $1,123,569 at December 31, 2017 and 2016, respectively, and are included primarily in the Fidelity Retirement Money Market account in the statements of net assets available for benefits.  Forfeitures in the amount of $534,465 and $1,287,976 will be or have been used to offset Employer contributions for the years ended December 31, 2017 and 2016, respectively.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices.  Gains and losses on investment transactions are recognized when realized based on trade dates.  Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation (depreciation).  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan’s investments are not insured or protected by the Plan’s Trustee, the Pension Benefit Guaranty Corporation, or any other governmental agency; accordingly, the Plan is subject to the normal investment risks associated with money market funds, mutual funds, stocks, bonds, and other similar types of investments.

Payment of Benefits

Benefits are recorded when paid.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Note 3 – Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 24, 2017, that the Plan, which was amended and restated effective as of January 1, 2015, with certain amendments effective on subsequent dates, and related trust are designed in accordance with the applicable sections of the IRC.  Previous determination letters were received by the Plan dated April 26, 2013 and June 1, 2005.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present income tax law.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

Note 4 – Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

·               Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

·               Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

·               Level 3 - Inputs that are unobservable for the asset or liability.

The following section describes the valuation methodologies that were used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified:

Money Market Accounts

Funds held in money market accounts are valued at amortized cost, which approximates fair value and are classified as Level 1 within the fair value hierarchy at December 31, 2017 and 2016.

Mutual Funds

Mutual funds are valued at the net asset value of shares held by the Plan as of December 31, 2017 and 2016.  The Company has classified its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2017 and 2016.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Common Stock Fund

The Henry Schein, Inc. common stock fund is a unitized stock fund.  The fund consists of both Henry Schein, Inc. common stock and a short-term cash component that provides liquidity for daily trading.  Henry Schein, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.  The Henry Schein, Inc. common stock fund is classified within Level 1 of the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2017 and 2016.  The common stock component of $83,677,177 and $98,586,316 is included within “Common stock” on the Statement of Net Assets Available for Benefits and the short-term cash component of $783,385 and $807,053 is included within “Money market accounts” on the Statement of Net Assets Available for Benefits as of December 31, 2017 and 2016.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following tables present the Company’s investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2017 and 2016:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$39,915,186	$-	$-	$39,915,186
Mutual funds	921,981,740	-	-	921,981,740
Henry Schein, Inc. Common Stock Fund	83,677,177	-	-	83,677,177
Total investments	$1,045,574,103	$-	$-	$1,045,574,103

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Money market accounts	$44,471,809	$-	$-	$44,471,809
Mutual funds	755,896,782	-	-	755,896,782
Henry Schein, Inc. Common Stock Fund	98,586,316	-	-	98,586,316
Total investments	$898,954,907	$-	$-	$898,954,907

During the years ended December 31, 2017 and 2016, there were no transfers of investments between the levels of the fair value hierarchy.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 – Party-in-Interest Transactions

The Plan invests in shares of funds managed by an affiliate of the Trustee as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest.  The Plan invests in the common stock of Henry Schein, Inc., which is a party-in-interest.  Notes receivable from participants also qualify as party-in-interest transactions.

Note 7 – Subsequent Events

In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure through June 26, 2018, the date the Plan’s financial statements are available to be issued.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Money market/cash and cash equivalents:
*	Fidelity Government Money Market Fund	39,915,186 money market fund shares with no set
		rate of interest and no maturity value.	a	$39,915,186

**	Common stock Fund:
	Henry Schein, Inc. - Common Stock Fund	1,235,487 units. There is no maturity date,	a	83,677,177
		rate of interest, collateral, par or maturity value.

	Shares of registered investment companies:
*	Fidelity Spartan 500 Index Institutional Fund	1,598,349 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	149,365,763
	AF Growth Fund of America R6	1,677,897 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	83,156,615
*	Fidelity Freedom Index 2030 Fund - Class W	4,281,028 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	75,731,400
	Dodge & Cox Stock Fund	334,995 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	68,208,350
	Prudential Total Return Bond Fund - Class Q	4,606,730 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	67,258,267

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Shares of registered investment companies
	(continued):
	Vanguard Total International Stock Index Fund	497,968 mutual fund shares. There is no maturity
	Institutional Shares	date, rate of interest, collateral, par or maturity value.	a	60,767,141
*	Fidelity Freedom Index 2020 Fund - Class W	3,274,137 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	51,731,368
*	Fidelity Freedom Index 2040 Fund - Class W	2,579,968 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	48,735,600
*	Fidelity OTC Portfolio	394,381 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	43,322,827
	Vanguard Small Cap Index Institutional	592,572 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	41,942,293
*	Fidelity Diversified International Fund – Class K	1,009,265 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	40,299,990
*	Fidelity Puritan Fund	1,534,643 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	35,941,341
*	Fidelity Low Priced Stock Fund	638,871 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	34,831,254
	Neuberger Berman Genesis Trust	552,580 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	31,773,385

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF YEAR)

(EIN: 11-3136595   Plan Number: 003)

DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par or
	lessor or similar party	maturity value	Cost	Current Value
	Shares of registered investment companies
	(continued):
	Vanguard Inflation-Protected Securities Fund	2,524,388 mutual fund shares. There is no maturity
	Institutional Shares	date, rate of interest, collateral, par or maturity value.	a	26,329,373
*	Fidelity Government Income Fund	2,220,035 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	22,666,560
*	Fidelity Freedom Index 2050 Fund - Class W	1,166,523 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	22,303,927
*	Fidelity Freedom Index 2010 Fund - Class W	739,314 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	10,609,159
*	Fidelity Freedom Index Income Fund - Class W	394,553 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	4,710,966
*	Fidelity Freedom Index 2060 Fund	186,528 mutual fund shares. There is no maturity
		date, rate of interest, collateral, par or maturity value.	a	2,296,161
	Total value of registered investment companies			921,981,740
	Total Investments			$1,045,574,103

**	Notes Receivable from Participants	Fully secured loans with interest charges at current	-	$20,274,858
		commercial rates (current loans range from 5.25% to
		9.75% maturing through December 7, 2027)

* Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
** A party-in-interest as defined by ERISA.
a The cost of participant-directed investments is not required to be disclosed.

  HENRY SCHEIN, INC. 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS PLAN
Dated: June 26, 2018	/s/ Lorelei McGlynn
Lorelei McGlynn
Chairperson of the 401(k) Plan Administrative Committee